Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 10, 2020) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080.

WILLAMETTE VALLEY
VINEYARDS

Dear Wine Enthusiast,

As an Owner and valued supporter of the winery, we're sharing the details of our new Preferred Stock Offering with you first.

We are prioritizing new Owners and wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. In this way, our winery becomes stronger with each new devoted Owner.

Our Owners will play an important role in the success of this new offering!

Please forward this email to your family and friends who may be interested in joining you as a Winery Owner. Further details below.

Thank your continued support,



Jim Bernau
Founder/CEO

Become a Winery Owner!

The Oregon wine industry is coming back strong as the "stay-at-home" orders increased enthusiasm for food and wine, fostering record sales in grocery stores and online. Oregon wine is the fastest growing wine region in retail scans in America!

Please join us as a Winery Owner in our new Preferred Stock Offering (NASDAQ: WVVIP).

As an Owner, you'll receive a 25% discount on wine purchases, VIP private winery

tours, invitations to Owners-only events and other benefits highlighted below.

You may purchase shares at $4.85 per share, offering an annual 4.5% dividend or wine credit with 15% more value, if your application and subscription agreement is received by September 30, 2020 and accepted.

The minimum purchase is 350 shares ($1,697.50) and the maximum purchase is 2,300 shares ($11,155.00). Share price will increase to $4.95 after September 30, 2020.

To make an investment, please review the prospectus then submit the application and subscription agreement by clicking the button below.

Ownership Application & Subscription Agreement

If you have any questions, please call the winery at (503) 588-9463, reply to this email or visit us at wvv.com\ownership.

Benefits of Ownership

- Discount of 25% off of wine purchases.
- Complimentary VIP winery tours, by appointment, and a complimentary Blending Experience at Willamette Wineworks®.
- Priority to purchase limited-production wines, new releases and wines with personalized labels.
- Personalized winery business cards upon request; the initial set is complimentary.
- Discounted admissions to special events.
- Invitations to Owner-exclusive events.
- Regular email updates on winery developments including seeking Owner feedback and/or involvement.
- Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

Winery Highlights



America's Community-Funded Winery
Willamette Valley Vineyards became the first SEC authorized community-funded business in the U.S. through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences.

World-class Wines Through Shared Ownership
Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim's vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 16,000 owners.

Oregon's Leading Producer of Willamette Valley Appellated Pinot Noir
The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley.

Stewardship of the Land
Since the winery's founding in 1983, stewardship of the land has been a key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Rainforest Alliance to Forest Stewardship Council standards.
Learn More.





Willamette Wineworks®

Our First Prototype Outpost

Willamette Wineworks, a microwinery located in the Roundhouse building in revitalized Historic Folsom, California features food and wine pairings and a unique Barrel Blending System allowing you to create your own wine blends. Founder Jim Bernau's family in Folsom has brought this idea to life and enabled us to take the Oregon wine story on the road.

Folsom's winemaking history dates back to the mid-1800s with the planting of Natoma Vineyard. In the early 1900s, this vineyard boasted 2,000 acres as one of the largest vineyards in the nation, but when gold was discovered on the property, the vines were replaced with dredgers. Join our dream to reestablish Natoma as a celebrated wine brand in California.



Bernau Estate

in the Dundee Hills

Bernau Estate will produce world-class méthode champenoise sparkling wines with an underground aging cellar and biodynamically-farmed vineyard. You will take pride in our sustainable farming practices that create a balanced ecosystem

generating healthy soil and elegant wines. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore.



Oregon Wine
on the Rise

Although Oregon only produces 1% of the U.S. wine by volume, it earned 20% of *Wine Spectator*'s 90+ rated domestic wines between 2015 and 2017.

- Oregon wine is the fastest growing category at +13% in unit sales.
  Nielsen Data, Total US, 52 weeks ending 3/21/20
- Oregon's growth continues to outperform despite commanding a significantly higher average price per bottle — more than 2x the category average. Oregon wine priced more than $25 is growing at a rate of +6.9% in unit sales.
  IRI, Total US, Origin Oregon, Q1 2020